UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D/A Under the Securities Exchange Act of 1934
(Amended and Restated Schedule 13D)*

YPF SOCIEDAD ANÓNIMA
(Name of Issuer)

CLASS D SHARES (PAR VALUE PS. 10 PER SHARE)
(Title of Class of Securities)

984245100
(CUSIP Number)

Fernando Ramírez Mazarredo
Repsol YPF, S.A.
Paseo de la Castellana, 278—280, 28046 Madrid, Spain
Tel:  (011-3491) 348-8100

With a copy to:

Nicholas Adams Kronfeld, Esq.
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017
Tel:  (212) 450-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 26, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 984245100

1	NAME OF REPORTING PERSONS REPSOL YPF, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)	☐ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION KINGDOM OF SPAIN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 389,548,900 CLASS D SHARES
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 389,548,900 CLASS D SHARES
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 389,548,900 CLASS D SHARES
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 99.42% OF CLASS D SHARES
14	TYPE OF REPORTING PERSON CO

Item 1.  Security and Issuer

The class of equity securities to which this amended and restated Schedule 13 D relates is the Class D Shares, nominal value PS. 10 per share (the “Class D Shares”), of YPF Sociedad Anónima, an Argentine corporation (the “Issuer” or the “Company”).  The principal executive offices of the Issuer are located at Avenida Pte. R. Sáenz Peña 777, C1035AAC Ciudad Autónoma de Buenos Aires, Argentina.

Item 2.  Identity and Background

The name of the person filing this amended and restated Schedule 13D is Repsol YPF, S.A., a Spanish corporation (“Repsol”).

The address of the principal office of Repsol is Paseo de la Castellana, 278—280, 28046 Madrid, Spain.  The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Repsol is set forth on Schedule A.

Repsol is an integrated oil and gas company engaged in all aspects of the petroleum business, including exploration, development and production of crude oil and natural gas, transportation of petroleum products, LPG and natural gas, petroleum refining, petrochemical production and marketing of petroleum products, petroleum derivatives, petrochemicals, LPG and natural gas.

On January 20, 1999, Repsol acquired 52,914,700 Class A Shares (14.99% of the capital stock) of the Issuer which were converted to Class D Shares. Additionally, on April 30, 1999, Repsol announced a tender offer to purchase all outstanding Classes A, B, C and D Shares of the Issuer at a price of U.S.$ 44.78 per share (the “Offer”). Pursuant to the Offer, on June 23, 1999, Repsol acquired an additional 82.47% of the outstanding capital stock of the Issuer.  Since June 1999, Repsol acquired additional shares of YPF  in other transactions and, as of December 31, 2001, Repsol owns 99.04% of the Issuer’s outstanding capital stock.

On December 21, 2007, Repsol entered into an agreement pursuant to which Petersen Energía, S.A., a Spanish corporation (“Petersen Energía”), has agreed to enter into a share purchase agreement to purchase shares of the Issuer’s outstanding capital stock from Repsol in the manner described in Item 4 below. Petersen Energía is a part of the Petersen Group, which is a group of companies with broad experience in Argentine regulated markets that is owned directly or indirectly by the Eskenazi Family (the “Petersen Group”).  Petersen Energía’s principal activity is investing in, managing, and administering securities, financial instruments, bonds, and/or shares.

During the last five years, none of Repsol and, to the best of Repsol’s knowledge, the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

This amended and restated Schedule 13D relates to an agreement by Repsol to sell shares of the Issuer as described  in Item 4 below and Repsol is not purchasing any shares of the Issuer.

Item 4.  Purpose of Transaction

On December 21, 2007, Repsol entered into an agreement (the “Agreement”) with Petersen Energía pursuant to which (i) Repsol will sell to Petersen Energía, and Petersen Energía shall purchase from Repsol, shares of the Issuer representing 14.9% of the capital stock of the Issuer for U.S.$2.235 billion no later than February 15, 2008 (the “Transaction”) pursuant to a share purchase agreement and (ii) simultaneous with execution of the share purchase agreement to be entered into by the parties, Repsol will grant a company of the Petersen Group an option to purchase (the “Option”) from Repsol up to an additional 10.1% of the outstanding capital stock of the Issuer on financial terms that are equivalent to the terms of the Transaction within four years after the consummation of the Transaction.

Repsol has agreed that Petersen Energía shall have a role in the Board of Directors and management of the Issuer.  The composition of the Issuer’s Board of Directors will be governed essentially by the principle of proportional representation of Repsol’s and Petersen Energía’s interests in the capital stock of the Issuer, with Repsol retaining the right to appoint the majority of members of the Board of Directors of the Issuer for so long as it holds the majority of the Issuer’s capital stock.

Repsol and Petersen Energía have also agreed that upon consummation of the Transaction Mr. Antonio Brufau will remain the Chairman of the Board of Directors of the Issuer, Mr. Sebastián Eskenazi will serve as Vice Chairman and Chief Executive Officer of the Issuer, Mr. Antonio Gomis, a representative designated by Repsol, will serve as the Issuer’s Chief Operating Officer and Mr. Enrique Eskenazi will serve as Vice Chairman of the Issuer.

In addition, the agreements by which the Transaction will be effected will grant Petersen Energía customary protections for minority shareholders, which will include a requirement that certain decisions of Issuer’s shareholders and Board of Directors will require consensus of both Repsol and Petersen Energía.

In addition, Repsol and Petersen Energía have agreed that after the consummation of the Transaction, Repsol may engage in a public stock offering of approximately 20% of the Issuer’s outstanding capital stock.

The foregoing summary of the Agreement contained in this Item 4 is qualified in its entirety by reference to the Agreement attached as Exhibit 99.1 hereto and incorporated by reference herein.

Except as set forth in this amended and restated Schedule 13D and in connection with the Agreement described above, Repsol does not have any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a) As described in Item 2 above, Repsol has previously acquired and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 389,548,900 Class D Shares, representing approximately 99.04% of the Issuer’s outstanding capital stock.

Except as set forth in this Item 5(a), none of Repsol, and, to the best of its knowledge, any persons named in Schedule A hereto owns beneficially any shares of the Issuer.

(b) Repsol has sole power to vote and to dispose of 389,548,900 Class D Shares.

(c) Except as described in this amended and restated Schedule 13D, during the past sixty days there has been no other transaction in the shares of the Issuer effected by Repsol or, to the knowledge of Repsol, any person named in Schedule A.

(d) Inapplicable.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the Agreement described above and the matters contemplated thereby, to the best knowledge of Repsol, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between Repsol and/or the persons enumerated in Schedule A, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.  Material to be Filed as Exhibits

Exhibit 99.1: Memorandum of Understanding dated as of December 21, 2007 between Repsol YPF, S.A. and Petersen Energía, S.A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 26, 2007

Repsol YPF, S.A.

By:	/s/ Fernando Ramírez Mazarredo
	Name:	Fernando Ramírez Mazarredo
	Title:	Chief Financial Officer

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF REPSOL YPF, S.A.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Repsol YPF, S.A. (“Repsol”), are set forth below.  If no business address is given the director’s or officer’s business address is Paseo de la Castellana, 278—280, 28046 Madrid, Spain.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Repsol.  Unless otherwise indicated below, all of the persons listed below are citizens of Spain.

Name and Business or Home Address and Citizenship	Position with Repsol YPF, S.A and Present Principal Occupation
Directors
Antonio Brufau Niubó	Chairman and Director, Member and Chairman of the Delegate Committee (Comisión Delegada) and Chief Executive Officer of Repsol YPF, S.A. Vice-Chairman of Gas Natural SDG, S.A.

Luis F. del Rivero Asensio
1st Vice-Chairman and Director, nominated for membership by Sacyr Vallehermoso, S.A., and Member of the Delegate Committee (Comisión Delegada) of Repsol YPF, S.A.

Executive Chairman of Sacyr Vallehermoso, S.A., and Director of the following entities of the Sacyr Vallehermoso Group: Europistas, S.A., Testa Inmuebles en Renta, S.A., Sacyr, S.A.U., Vallehermoso División Promoción, S.A.U., Itínere Infraestructuras, S.A., Valoriza, S.A.U., Vice-Chairman of Autopista Vasco Aragonesa Concesionaria Española, S.A. Joint and Several Administrator of Sacyr Vallehermoso Participaciones Mobiliarias, S.L. and Chairman of Tesfran.

Isidre Fainé Casas
2nd Vice-Chairman and Director, nominated for membership by Criteria Caixa Corp. (Caja de Ahorros y Pensiones de Barcelona “la Caixa” Group), and Member of the Delegate Committee (Comisión Delegada) of Repsol YPF, S.A.

Chairman of Caja de Ahorros y Pensiones de Barcelona (”la Caixa”), Abertis Infraestructuras, S.A. and ”la Caixa” Foundation; member of the Royal Academy of Economics and Finance and of the Royal Academy of Doctors; First Deputy Chairman of the Association of Spanish Savings Banks (CECA) and Chairman of the Association of Catalan  Savings Banks. He is also Chairman of Hodefi, S.A.S., Deputy Chairman of the Board of Directors of Telefónica and Director of Criteria Caixa Corp., BPI-SGPS-Banco Portugués de Investimento, Brisa Auto-Estradas de Portugal, S.A., Port Aventura, S.A. and Hisusa, S.A. (as representative of Criteria Caxa Corp.).

Juan Abelló Gallo
Director, nominated for membership by Sacyr Vallehermoso, S.A., Member of the Strategy, Investment and Corporate Social Responsibility Committee of Repsol YPF, S.A.

Chairman of Torreal, S.A. and Alcaliber, S.A. (as representative of Nueva Compañía de Inversiones, S.A.); Vicechairman of Sacyr Vallehermoso, S.A. (as representative of Nueva Compañía de Inversiones, S.A.) and CVNE (as representative of Austral, B.V.); and director of  Lanetro Zed, S.A. (as representative of Nueva Compañía de Inversiones, S.A.) and Grupo Banca Leonardo.

Paulina Beato Blanco
Director, Independent outside director as determined in accordance with the Bylaws and the Regulations of the Board of Directors, and Chairman of the Audit and Control Committee of Repsol YPF, S.A.

Advisor to the Iberoamerican Secretariat General (Secretaría General Iberoamericana), member of the Board of Directors of Solfocus Europe, professor for Economic Analysis in various universities and member of a special Board for promoting Knowledge Society in Andalusia.

Artur Carulla Font
Director, Independent outside director as determined in accordance with the Bylaws and the Regulations of the Board of Directors and Member of the Nomination and Compensation Committee of Repsol YPF, S.A.

Chief Executive Officer of Agrolimen, S.A., Chief Executive Officer of Corporación Agrolimen, S.A., Chairman of the following companies: Affinity Petcare, S.A., Preparados Alimenticios, S.A. (Gallina Blanca Star), Biocentury, S.L., The Eat Out Group, S.L. and Quercus Equity, S.L.; Director of Arbora & Ausonia, S.L.U, Vice-Chairman of Círculo de Economía, Vice-Chairman of Fundación ESADE, Member of Fundación Lluis Carulla and Member of the Management Board of Instituto de la Empresa Familiar.

Luís Carlos Croissier Batista
Director, Independent outside director as determined in accordance with the Bylaws and the Regulations of the Board of Directors and Member of the Strategy, Investment and Corporate Social Responsibility Committee of Repsol YPF, S.A.

Director of  Adolfo Dominguez, S.A., Testa Inmuebles en Renta, S.A., High Tech Hotels & Resorts, S.A. and Grupo Copo de Inversiones, S.A. and Begar, S.A.

Carmelo de las Morenas López
Director, Independent outside director as determined in accordance with the Bylaws and the Regulations of the Board of Directors and Member of the Audit and Control Committee of Repsol YPF, S.A.

Director of the Britannia Steam Ship Insurance Association Limited, Director of Orobaena S.A.T. and Director and Chairman of the Audit and Compliance Committee of FAES Farma, S.A.

Ángel Durández Adeva
Director, Independent outside director as determined in accordance with the Bylaws and the Regulations of the Board of Directors and Member of the Audit and Control Committee of Repsol YPF, S.A.

Director of Gestevisión Telecinco, S.A., Member of the Advisory Board of Iroko Films, Arcadia Capital, Exponencial-Agencia de Desarrollos Audiovisuales, S.L., DBP Consultants, Ambers & Co, Responsables Consultores and FRIDE (Foundation for the international relations and the foreign development), Director of Real Estate Equity Portfolio, S.A., Chairman of Información y Control de Publicaciones, S.A., Member of Foundation Germán Sánchez Ruipérez and Foundation Independiente and Vicepresident of Fundación Euroamérica.

Javier Echenique Landiríbar
Director, Independent outside director as determined in accordance with the Bylaws and the Regulations of the Board of Directors, Member of the Delegate Committee (Comisión Delegada), and of the Audit and Control Committee of Repsol YPF, S.A.

Director of Telefónica Móviles, México, Actividades de Construcción y Servicios (ACS), S.A., Abertis Infraestructuras, S.A., Uralita, S.A., Grupo Empresarial ENCE, S.A., and Consulnor, S.A. Furthermore, Javier Echenique Landiríbar is Member of the Delegate Committee of Telefónica, S.A. in the Basque region, Member of the Foundation Board of Fundación Novia Salcedo, Director of Agencia de Calidad y Acreditación del Sistema Universitario Vasco and Member of the Círculo de Empresarios Vascos.

Antonio Hernández-Gil Álvarez-Cienfuegos
Director, , Independent outside director as determined in accordance with the Bylaws and the Regulations of the Board of Directors, Member of the Delegate Committee (Comisión Delegada) and Chairman of the Nomination and Compensation Committee of Repsol YPF, S.A.

Director and Member of the Audit and Control Committee of Barclays Bank, S.A.

Jose Manuel Loureda Mantiñán
Director, nominated for membership by Sacyr Vallehermoso, S.A. and Member of the Strategy, Investment and Corporate Social Responsibility Committee of Repsol YPF, S.A.

Director of Sacyr Vallehermoso, S.A. (as representative of Prilou, S.A.), Chairman of Valoriza, S.A.U. and Director of Autopista Vasco Aragonesa Concesionaria Española, S.A., Vallehermoso División Promoción, S.A.U., Testa Inmuebles en Renta, S.A., Sacyr, S.A.U. and Itinere Infraesturas, S.A.

Juan María Nin Génova
Director, nominated for membership by Criteria Caixa Corp (“la Caixa” Group) and member of the Nomination and Compensation Committee and of the Strategy, Investment and Corporate Social Responsibility Committee of Repsol YPF, S.A.

CEO of “la Caixa” and Director of Criteria Caixa Corp. He currently serves on the Board of Trustees of the Federico García Lorca Foundation and the Board of Governors of the University of Deusto. He is also Vice-Chairman of “la Caixa” Foundation and member of Fundación del Consejo España/Estados Unidos.

PEMEX Internacional España, S.A.
Raul Cardoso Maycotte serves as representative of PEMEX Internacional España, S.A. (a related company of PEMEX) on the Board of Directors of Repsol YPF, S.A. Spanish law permits limited liability companies to serve as members of the Board of Directors. A company serving in such a capacity must appoint a natural person to represent it at the meetings of the Board of Directors. Director, Member of the Delegate Committee (Comisión Delegada) and Chairman of the Strategy, Investment and Corporate Social Responsibility Committee of Repsol YPF, S.A.

Managing director of PEMEX Internacional España, S.A. and P.M.I. Holdings Petróleos España, S.L., as well as the Mexican representative for OPEC and the International Energy Agency, amongst other forums.

Citizen of: México

Henri Philippe Reichstul
Director, Independent outside director as determined in accordance with the Bylaws and the Regulations of the Board of Directors and Member of the Delegate Committee (Comisión Delegada) of Repsol YPF, S.A.

Member of the Strategic Board of ABDIB, Member of the Board of Ashmore Energy Internacional, Member of Coinfra, Member of the Advisory Board of Lhoist do Brasil Ltda., Member of Surveillance Board of Peugeot Citroen, S.A. and Vice-Chairman of the Brazilian Foundation for Sustainable Development.

Citizen of: Brazil

Luis Suárez de Lezo Mantilla
Director, Member of the Delegate Committee (Comisión Delegada), Secretary of the Board of Directors, Executive Director and General Counsel of Repsol YPF, S.A.

Director of Compañía Logística de Hidrocarburos, S.A. (CLH) and Repsol Gas Natural LNG, S.L.

Name and Business or Home Address and Citizenship	Position with Repsol YPF, S.A and Present Principal Occupation
Executive Officers (Who Are Not Directors)
Miguel Martínez San Martín	Chief Operating Officer
Pedro Fernández Frial	Executive Director of Downstream
Nemesio Fernández-Cuesta Luca de Tena	Executive Director of Upstream
Jaume Giró Ribas	Group Managing Director of Communication and Head of the Chairman’s Office
Antonio Gomis Sáez	Executive Director of YPF
Enrique Locutura Rupérez	Executive Director of LNG
Francisco Javier Macián Pérez	Group Managing Director of Human Resources
Fernando Ramírez Mazarredo	Chief Financial Officer
Cristina Sanz Mendiola	Group Managing Director of Resources